

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Nangeng Zhang
Chairman and Chief Executive Officer
Canaan Inc.
1-2/F, QianFang Science Building C
Building No. 27, Zhongguancun Software Park (Phase I)
No. 8 Dongbeiwang West Road
Haidian District, Beijing, 100193
People's Republic of China

      Re: Canaan Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2020
          File No. 001-39127

Dear Mr. Zhang:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

ITEM 3. Key Information, page 1

1.   Please revise to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

2.   Please revise to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

3.   Please revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle any amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

ITEM 3.D. Risk Factors, page 6

4.   Please revise your Risk Factor Summary to disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5.   Please revise your risk factors to acknowledge that if the PRC government determines that your offshore corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

6.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material

      change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

7.   In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Exhibits 12.1 and 12.2, page 108

8.   The lead-in of the fourth paragraph omits the reference to internal control over financial reporting. Since this is your second annual report on Form 20-F, you are required to provide this language in your certification. Please amend your Form 20-F to provide currently dated certifications that include the required language. Refer to Instruction 12 to the Form 20-F Exhibits.

Consolidated Financial Statements
Statement of Cash Flows, page F-7

9.   We note the significant write-downs of obsolete inventory and of prepayments to third-party suppliers disclosed in Notes 6 and 7 for 2018 and 2019. As we note no adjustments to your net income (loss) for these items on page F-7, please explain to us how you considered and reflected these items in your reconciliation of net income (loss) to net cash (used in) provided by operating activities in each reported period. Refer to the guidance in ASC 230-10-45-28 through 45-32.

2. Principal Accounting Policies
(p) Contract liabilities, page F-14

10.   Please tell us the reason for the significant change in this account during the period. Additionally, pursuant to ASC 606-10-50-10, revise this note in future filings to explain the reasons for the significant change in contract liabilities during the reported periods.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Martin James, Senior Advisor, at 202-551-3671 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing